FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

        Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On November 7, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: November 7, 2006

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Exhibit 1

Compugen Appoints Eli Zangvil, MD, as Vice President Business Development

Tel Aviv, ISRAEL, November 7, 2006 - Compugen Ltd. (Nasdaq: CGEN) announced today the appointment of Eli Zangvil, MD, as Vice President, Business Development.  In this position, Dr. Zangvil will join the Commercial Operations team with management responsibility for selected strategic alliance and business development activities.

In his role, Dr. Zangvil will also provide business directives and guidance to Compugen`s Therapeutics, Diagnostic Biomarkers and Research & Discovery units. As a member of the Company`s senior management team, he will also be a key participant in further development and implementation of Compugen`s strategy and corporate development activities.

"As more and more of our discoveries are validated and ready for licensing or co-development agreements, it became essential to strengthen our business development team," stated Erez Chimovits, Executive Vice President, Commercial Operations, and President, Compugen USA Inc. "I am extremely pleased that Eli has decided to join us and look forward to his  contribution in advancing  the commercialization of our growing list of therapeutic and diagnostic product candidates."

Dr. Zangvil added, "I am excited with the opportunity to join Compugen and become an integral part of this unique company. I believe that Compugen`s approach to predictive drug and diagnostic discovery based on the integration of advanced mathematics and computational technologies with biology and medicine holds enormous promise and I look forward to becoming a part of the Company`s future success."

Dr. Zangvil joins Compugen from UltraShape headquartered in Tel-Aviv, Israel, where he served as Chief Operating Officer.  Previously, Dr. Zangvil was Head of Medical Services of the Israeli Defense Force's Central Command, where he held the rank of Colonel.  Prior to this, he held the position of Assistant Director of the Rambam Medical Center in Haifa, Israel. Dr. Zangvil holds an M.D. from the Hebrew University of Jerusalem, and specializes in internal medicine. He has a Master`s Degree in Health Administration from Tel-Aviv University, Israel.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

Company contact:

Tsipi Haitovsky

Director, Corporate Communication

Compugen Ltd.

Email: tsipi@cgen.com

Tel: +972-52-5989892

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